UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Cypress Semiconductor Corporation
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

232806109
(CUSIP Number)

December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 232806109

1.	NAMES OF REPORTING PERSONS Three Bays Capital LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 18,962,774
	6.	SHARED VOTING POWER —0—
	7.	SOLE DISPOSITIVE POWER 18,962,774
	8.	SHARED DISPOSITIVE POWER —0—
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,962,774
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.7%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN, IA

*	Based on 333,822,707 shares of common stock outstanding as of October 30, 2015, as disclosed in the Issuer’s Form 10-Q filed with the SEC on November 5, 2015.

CUSIP No. 232806109

1.	NAMES OF REPORTING PERSONS TBC GP LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 18,962,774
	6.	SHARED VOTING POWER —0—
	7.	SOLE DISPOSITIVE POWER 18,962,774
	8.	SHARED DISPOSITIVE POWER —0—
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,962,774
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.7%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Based on 333,822,707 shares of common stock outstanding as of October 30, 2015, as disclosed in the Issuer’s Form 10-Q filed with the SEC on November 5, 2015.

CUSIP No. 232806109

1.	NAMES OF REPORTING PERSONS TBC Master LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 18,962,774
	6.	SHARED VOTING POWER —0—
	7.	SOLE DISPOSITIVE POWER 18,962,774
	8.	SHARED DISPOSITIVE POWER —0—
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,962,774
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.7%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Based on 333,822,707 shares of common stock outstanding as of October 30, 2015, as disclosed in the Issuer’s Form 10-Q filed with the SEC on November 5, 2015.

CUSIP No. 232806109

1.	NAMES OF REPORTING PERSONS TBC Partners GP LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 18,962,774
	6.	SHARED VOTING POWER —0—
	7.	SOLE DISPOSITIVE POWER 18,962,774
	8.	SHARED DISPOSITIVE POWER —0—
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,962,774
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.7%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Based on 333,822,707 shares of common stock outstanding as of October 30, 2015, as disclosed in the Issuer’s Form 10-Q filed with the SEC on November 5, 2015.

CUSIP No. 232806109

1.	NAMES OF REPORTING PERSONS Matthew Sidman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 18,962,774
	6.	SHARED VOTING POWER —0—
	7.	SOLE DISPOSITIVE POWER 18,962,774
	8.	SHARED DISPOSITIVE POWER —0—
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,962,774
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.7%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Based on 333,822,707 shares of common stock outstanding as of October 30, 2015, as disclosed in the Issuer’s Form 10-Q filed with the SEC on November 5, 2015.

Amendment No. 1 to Schedule 13G

Item 1 (a).	Name of Issuer:

Cypress Semiconductor Corporation (the “Issuer”)

Item 1 (b).	Address of Issuer’s Principal Executive Offices:

198 Champion Court
San Jose, California 95134

Item 2 (a).	Name of Person Filing:

This statement is being filed by the following persons with respect to the shares of common stock of the Issuer directly owned by TBC Master LP (“TBC Master”):

(i)	Three Bays Capital LP (“Three Bays Capital”), a Delaware limited partnership and investment manager to TBC Master;

(ii)	TBC GP LLC (“TBC GP”), a Delaware limited liability company and the General Partner of Three Bays Capital;

(iii)	TBC Master, a Cayman Islands exempted limited partnership;

(iv)	TBC Partners GP LLC (“TBC Partners GP”), a Delaware limited liability company and the General Partner of TBC Master; and

(v)	Matthew Sidman, the Managing Member of TBC GP and TBC Partners GP.

The above parties are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons”.

Item 2 (b).	Address of Principal Business Office or, if None, Residence:

The address for each of the Reporting Persons (except TBC Master) is:

c/o Three Bays Capital LP
222 Berkeley Street, 19th Floor
Boston, Massachusetts 02116

The address for TBC Master is:

c/o Morgan Stanley Fund Services (Cayman) Ltd.
Cricket Square
2nd Floor, Boundary Hall
Hutchins Drive
P.O. Box 2681
Grand Cayman KY1-1111
Cayman Islands

Item 2 (c).	Citizenship:

Three Bays Capital – Delaware

TBC GP – Delaware

TBC Master – Cayman Islands

TBC Partners GP – Delaware

Matthew Sidman – United States

Item 2 (d).	Title of Class of Securities:

Common stock, $0.01 par value (“Common Stock”)

Item 2 (e).	CUSIP Number:

232806109

Item 3.	Not applicable.

Item 4.	Ownership.

For each of the Reporting Persons:

(a)	Amount beneficially owned: 18,962,774 shares of Common Stock

(b)	Percent of class: 5.7%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 18,962,774

(ii)	Shared power to vote or to direct the vote: —0—

(iii)	Sole power to dispose or to direct the disposition of: 18,962,774

(iv)	Shared power to dispose or to direct the disposition of: —0—

The percentages of beneficial ownership of Common Stock above are based on 333,822,707 shares of Common Stock outstanding as of October 30, 2015, as disclosed in the Issuer’s Form 10-Q filed with the SEC on November 5, 2015.  The amount beneficially owned includes 3,100,000 shares of Common Stock underlying options.

Three Bays Capital is the investment manager of TBC Master. TBC GP is the General Partner of Three Bays Capital. TBC Partners GP is the General Partner of TBC Master. Matthew Sidman is the Managing Member of TBC GP and TBC Partners GP.

Each Reporting Person may be deemed to beneficially own the Common Stock held directly by TBC Master, but neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that any Reporting Person other than TBC Master is the beneficial owner of Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose (including, without limitation, any tax purposes) and each of the Reporting Persons other than TBC Master expressly disclaims beneficial ownership of all shares of Common Stock held directly by TBC Master and any assertion or presumption that it and the other persons on whose behalf this statement is filed constitute a “group”.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Certain feeder funds that are limited partners of TBC Master have the right to receive dividends from, and proceeds from, the sale of the Common Stock directly held by TBC Master.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2016
Date

THREE BAYS CAPITAL LP

By: TBC GP LLC, its General Partner

/s/ Martha Mensoian
Signature

Martha Mensoian/General Counsel
Name/Title

TBC GP LLC

/s/ Martha Mensoian
Signature

Martha Mensoian/General Counsel
Name/Title

TBC MASTER LP

By: TBC Partners GP LLC, its General Partner

/s/ Martha Mensoian
Signature

Martha Mensoian/General Counsel
Name/Title

TBC PARTNERS GP LLC

/s/ Martha Mensoian
Signature

Martha Mensoian/General Counsel
Name/Title

MATTHEW SIDMAN

/s/ Martha Mensoian
Signature

Martha Mensoian/Authorized Signatory*
Name/Title

* Authorized signatory pursuant to power of attorney